UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to                    .

Commission file number: 1-9608

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Newell Rubbermaid Inc.

Three Glenlake Parkway

Atlanta, GA 30328

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Information

Exhibits.       The following exhibit is filed as a part of this annual report:

  Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID 401(k) SAVINGS AND
RETIREMENT PLAN

Date: June 28, 2012	/s/ Ginny Sutton
Ginny Sutton, Vice President, Global Total Rewards
Member, Benefit Plans Administrative Committee

A U D I T E D    F I N A N C I A L    S T A T E M E N T S    A N D    S U P P L E M E N T A L    S C H E D U L E

Newell Rubbermaid 401(k) Savings and Retirement Plan

December 31, 2011 and 2010 and Year Ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2011 AND 2010 AND YEAR ENDED DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefit Plans Administrative Committee

Newell Rubbermaid 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Atlanta, Georgia
June 28, 2012

Newell Rubbermaid 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010

Assets
Investments, at fair value	$732,821,520	$753,293,191
Notes receivable from participants	16,406,397	16,266,065
Employer contribution receivable	18,842,567	17,701,795

Total assets	768,070,484	787,261,051

Liabilities
Administrative expenses payable	(80,033)	(143,990)
Excess participant contributions payable	(379,948)	—

Net assets available for benefits, at fair value	767,610,503	787,117,061
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,370,517)	(10,290,230)

Net assets available for benefits	$755,239,986	$776,826,831

See accompanying Notes to Financial Statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Investment income (loss):
Interest, dividends and other	$14,421,609
Interest income on notes receivable from participants	605,552
Net depreciation in fair value of investments	(39,736,377)

Net investment loss	(24,709,216)

Contributions:
Participant	32,214,897
Employer	33,707,327
Rollover	4,318,318

Total contributions	70,240,542

Deductions:
Benefits paid to participants	(66,154,195)
Administrative expenses	(963,976)

Total deductions	(67,118,171)

Net decrease	(21,586,845)
Net assets available for benefits – beginning of year	776,826,831

Net assets available for benefits – end of year	$755,239,986

See accompanying Notes to Financial Statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements

Year Ended December 31, 2011

1. Description of the Plan

The following description of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document and Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the Benefit Plans Administrative Committee (the “Plan Administrator”), which is appointed by the Board of Directors of Newell Operating Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Certain employees of Newell Operating Company and affiliated companies or divisions who have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Full-time employees, as defined by the Plan document, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined by the Plan document.

Contributions

Subject to legal and Plan limits, participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan document. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain union employees within Rubbermaid Inc. are eligible for an annual retirement contribution based on hours worked and generally must be employed on the last day of the Plan year to receive the contribution. Nonunion participants are eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Nonunion participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, are eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions. The Plan also accepts rollovers from other tax-qualified plans.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions and an allocation of (a) the union retirement contribution, if applicable, (b) the retirement savings contribution, if applicable, (c) the transition retirement contribution, if applicable, and (d) plan earnings (which are net of investment management expenses). Allocations are based on participant earnings or account balances, as defined. Additionally, participant accounts are assessed a quarterly fixed fee as consideration for services provided by the trustee and recordkeeper, as well as transaction specific fees, such as loan origination, brokerage and shipping fees, which are directly assessed against the account of the participant initiating the transaction.

Vesting and Forfeitures

Participants are immediately vested in their contributions. Effective January 1, 2010, the Plan was amended to modify the vesting provisions for Company matching contributions for Plan participants hired after December 31, 2009. Company matching contributions for these participants will become 100% vested when the employee has rendered three years of vesting service, as defined. Eligible participants hired prior to January 1, 2010 are immediately vested in the Company matching contributions. All union retirement contributions vest over a six-year graded schedule and the retirement savings and transition retirement contributions become 100% vested when the employee has rendered three years of vesting service, as defined. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $385,610 and $1,238,631 at December 31, 2011 and 2010, respectively. Forfeitures of $953,682 were used to reduce Company matching contributions and retirement contributions for 2011.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding any account balance associated with Qualified Voluntary Employee Contributions. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2011 ranged from 3.25% to 9.7%. Principal and interest are paid ratably through periodic payroll deductions.

Investment Options

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of their account or elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year. The Plan’s common/collective trust fund investments, including the common/collective trust fund investments that are included in the INVESCO Stable Value Fund (the “Fund”), are valued at their net asset value per unit as reported by the fund manager of the collective trust.

The Fund is comprised of common/collective trust funds, synthetic guaranteed investment contracts (referred to hereafter as wrapper contracts) and a short-term interest fund. The Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The Fund accomplishes these objectives through the wrapper contracts which guarantee the contract value to the extent the fair value of the underlying investments in the common/collective trust funds is less than contract value. The fair values of the wrapper contracts are determined using the income approach. The difference between the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) and the current wrapper fee is converted into assumed cash flows over the duration of the holding. The cash flows are discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. The fair value of the short-term interest fund is based on the net asset value reported by the fund manager, which is derived by the fund manager based largely on the quoted market prices of the assets underlying the fund.

The wrapper contracts are defined as fully benefit-responsive investments. Based on the terms of the wrapper contracts and the fair values of the investments in the Fund, an adjustment is required to adjust the aggregate fair value of the Fund’s investments in common/collective trust funds, short-term interest fund and wrapper contracts to contract value, with contract value of the Fund determined based on the provisions of the wrapper contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the amount participants would likely receive if they withdrew or transferred all or a portion of their investment in the contract. See Note 5 of Notes to Financial Statements for further discussion of events and circumstances that would limit the ability of the participant to transact at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded within the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

All normal costs and expenses of administering the Plan and trust are paid by the Plan’s participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits includes costs associated with these participant-initiated loan and withdrawal transactions, which are allocated to the accounts of the participants initiating the transactions, as well as fees assessed by the Plan’s custodian and recordkeeper directly against participant accounts as consideration for services provided to the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Fair Value Measurements and Disclosures

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1: Fair value is based on observable inputs such as quoted prices for identical assets or liabilities in active markets.

•

Level 2: Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3: Fair value is based on unobservable inputs that reflect management’s own assumptions.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”). ASU 2011-04 amended ASC 820 to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

The following tables present the Plan’s investments which are measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock (1)	$44,556,992	$44,556,992	$—	$—
Mutual funds (1)
Large Cap Equity	88,059,175	88,059,175	—	—
Balanced Funds	102,777,302	102,777,302	—	—
Fixed Income	58,168,470	58,168,470	—	—
International Equity	54,100,977	54,100,977	—	—
Common/collective trust funds (2)
Large Cap Equity	82,071,964	—	82,071,964	—
Mid Cap Equity	3,245,933	—	3,245,933	—
Small Cap Equity	85,310,473	—	85,310,473	—
Intermediate Term Bond	3,947,104	—	3,947,104	—
International Equity	2,258,008	—	2,258,008	—
INVESCO Stable Value Fund (3)	201,875,514	—	201,614,350	261,164
Self-directed brokerage accounts (4)	6,316,230	4,181,570	2,134,660	—
Cash and cash equivalents	133,378	133,378	—	—

Total investments measured at fair value	$732,821,520	$351,977,864	$380,582,492	$261,164

(1)

The fair value of the Plan’s mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.

(2)

The investments underlying the Plan’s common/collective trust fund investments generally include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. The Plan’s common/collective trust fund investments are valued based on the net asset value per share or unit as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these investments have been classified as Level 2 investments.

(3)

The Fund is comprised of common/collective trust funds ($194,370,625), wrapper contracts ($261,164) and a short-term interest fund ($7,243,725). The common/collective trust fund investments underlying the Fund include investments in government, agency and high quality corporate bonds. Investments in common/collective trust funds and the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments. The primary input used to value the wrapper contracts is interest rates for comparable instruments with similar maturities with counterparties of similar credit standing. These interest rates are used to discount the estimated future cash flows associated with the investments to determine fair value. Accordingly, these investments have been classified as Level 3 investments. See Note 2 for further information regarding the Fund.

(4)

The self-directed brokerage accounts balance is comprised of common stock investments ($3,295,036), mutual fund investments ($886,534), investments in a short-term interest fund ($1,838,823) and other investments ($295,837). The fair value of the mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1. Investments in the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

	Fair Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock (5)	$50,128,832	$50,128,832	$—	$—
Mutual funds (5)
Large Cap Equity	94,259,183	94,259,183	—	—
Balanced Funds	93,304,041	93,304,041	—	—
Fixed Income	59,451,933	59,451,933	—	—
International Equity	68,366,457	68,366,457	—	—
Common/collective equity trust funds (6)
Large Cap Equity	83,806,146	—	83,806,146	—
Small Cap Equity	106,298,510	—	106,298,510	—
INVESCO Stable Value Fund (7)	191,425,960	—	191,368,906	57,054
Self-directed brokerage accounts (8)	6,078,618	4,440,275	1,638,343	—
Cash and cash equivalents	173,511	173,511	—	—

Total investments measured at fair value	$753,293,191	$370,124,232	$383,111,905	$57,054

(5)

The fair value of the Plan’s mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.

(6)

The investments underlying the Plan’s common/collective equity trust fund investments generally include shares of common stock whose values are determined on the basis of quoted prices in an active market. The Plan’s common/collective equity trust fund investments are valued based on the net asset value per share or unit as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these investments have been classified as Level 2 investments.

(7)

The Fund is comprised of common/collective trust funds ($185,850,115), wrapper contracts ($57,054) and a short-term interest fund ($5,518,791). The common/collective trust fund investments underlying the Fund include investments in government, agency and high quality corporate bonds. Investments in common/collective trust funds and the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments. The primary input used to value the wrapper contracts is interest rates for comparable instruments with similar maturities with counterparties of similar credit standing. These interest rates are used to discount the estimated future cash flows associated with the investments to determine fair value. Accordingly, these investments have been classified as Level 3 investments. See Note 2 for further information regarding the Fund.

(8)

The self-directed brokerage accounts balance is comprised of common stock investments ($3,529,711), mutual fund investments ($910,564), investments in a short-term interest fund ($1,332,989) and other investments ($305,354). The fair value of the mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1. Investments in the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments.

See Note 2 for further information regarding the Plan’s valuation methodologies for the above investments.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

Wrapper Contracts
Balance at beginning of year	$57,054
Unrealized gain relating to instruments still held at the reporting date	204,110

Balance at end of year	$261,164

The gains (losses) on the wrapper contracts are unrealized and are included in the adjustment from fair value to contract value for fully benefit-responsive investment contracts in the Statements of Net Assets Available for Benefits.

4. Investments

During 2011, the Plan’s investments, including investments purchased and sold, as well as held, during the year, depreciated in fair value as follows:

Net Depreciation in Fair Value of Investments
Mutual funds	$(20,690,337)
Common/collective trust funds	(13,761,521)
Common stock	(5,284,519)

$(39,736,377)

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31 is as follows:

	2011	2010
American Funds Growth Fund of America - Class R6	$88,059,175	$94,259,183
Eaton Vance Small Cap Core Fund	85,310,473	106,298,510
INVESCO Short-Term Bond Fund	70,908,617	87,799,771
PIMCO Total Return Instl Fund	58,168,470	59,451,933
Dodge & Cox International Stock Fund	54,100,977	68,366,457
Aviva 1-5 Year Government Fund	46,226,158	**
Newell Rubbermaid Inc. common stock*	44,556,992	50,128,832
Eaton Vance Large Cap Value Fund	41,853,265	43,674,683
BlackRock S&P 500 Equity Index-C	40,218,699	40,131,463

  *Party in interest

**Added as an underlying investment in the Fund during 2011

5. Investment Contracts

The Plan’s investments include the Fund’s investments in wrapper contracts. In a wrapper contract structure, the underlying investments are held under the Fund through a group trust (i.e. common/collective trust funds) for retirement plan participants. The Fund purchases wrapper contracts from insurance companies and banks that credit a stated interest rate for a specified period of time. The wrapper contracts guarantee the contract value of the underlying investments for participant-initiated events. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contract provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. If the financial institution guaranteeing the wrapper contract fails to perform in accordance with the wrapper contract, the value of the Plan’s investments in the Fund and the value of the wrapper contract would be subject to additional market gains and losses.

The crediting rates are typically reset on a monthly or quarterly basis and are based on the market value and performance of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Because changes in market interest rates affect the yield-to-maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Gains and losses in the fair value of the wrapper contracts (inclusive of the underlying investments in the common/collective trust funds) relative to their contract value are included in the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts” on the Statements of Net Assets Available for Benefits. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than its fair value. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than its fair value. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a business unit) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments. The events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

The Plan Administrator may elect to liquidate the Plan’s investments in the Fund in whole or in part generally upon advance notice of 10 days to INVESCO, with the proceeds paid within 60 days thereafter. Any such liquidation from the Fund may cause the Plan to incur termination or other withdrawal-related costs. There are currently no restrictions on participant-directed withdrawals from the Fund.

The actual yields realized by the Fund and the crediting interest rate after adjusting for the effects of the wrapper contracts as of December 31 are as follows:

	2011	2010
Average yields:
Based on actual earnings	1.0%	1.9%
Based on interest rate credited to participants	3.1	3.8

The Fund also includes the value of a short-term interest fund in the amount of $7,243,725 and $5,518,791 at December 31, 2011 and 2010, respectively. The short-term interest fund is included in the financial statements at fair value.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan and included in the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Plan Administrator, at its discretion, elects to have such expenses paid directly by the Company.

Certain Plan investments are shares of common stock of Newell Rubbermaid Inc., the ultimate parent of the Company, and a short-term interest fund managed by the Plan’s recordkeeper and custodian. These investments have values of $44,556,992 and $9,082,548, respectively, at December 31, 2011, and values of $50,128,832 and $6,851,780, respectively, at December 31, 2010. As of December 31, 2011, the Plan’s assets include a wrapper contract with the recordkeeper and custodian that had a fair value of $187,558.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Based upon the Company’s employer identification number, the Plan submitted an application for a new determination letter during January 2011, which is currently pending with the IRS. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan generally does not require collateral from counterparties or use netting arrangements to support or mitigate credit risk associated with the wrapper contracts or the Plan’s other investments. The Plan’s primary credit risk is associated with the banks and insurance companies that are counterparties to the five wrapper contracts. As of December 31, 2011, the maximum amount of loss associated with a single counterparty to a wrapper contract is $46,226,158.

Newell Rubbermaid 401(k) Savings and Retirement Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500

	December 31
	2011	2010

Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$755,239,986	$776,826,831
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,370,517	10,290,230

Net assets available for benefits at year-end per Form 5500	$767,610,503	$787,117,061

		Year Ended
		December 31,
		2011

Changes in net assets available for benefits:
Net decrease as reported in the accompanying financial statements		$(21,586,845)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		2,080,287

Net decrease per Form 5500		$(19,506,558)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

Supplemental Schedule

Newell Rubbermaid 401(k) Savings and Retirement Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-1953130        Plan #012

December 31, 2011

(A)	(B)	(C)	(E)
	Identity of Issue	Description of Investment	Current Value

	American Funds Growth Fund of America- R6	Mutual Fund	$88,059,175
	PIMCO Total Return Instl Fund	Mutual Fund	58,168,470
	Dodge & Cox International Stock Fund	Mutual Fund	54,100,977
	Vanguard Target Retirement Fund 2015	Mutual Fund	24,873,424
	Vanguard Target Retirement Fund 2025	Mutual Fund	30,855,186
	Vanguard Target Retirement Fund 2035	Mutual Fund	27,091,488
	Vanguard Target Retirement Fund 2045	Mutual Fund	19,957,204
*	Newell Rubbermaid Inc.	Common Stock	44,556,992
	Eaton Vance Small Cap Core	Common/Collective Trust	85,310,473
	Eaton Vance Large Cap Value Fund	Common/Collective Trust	41,853,265
	BlackRock S&P 500 Equity Index- C	Common/Collective Trust	40,218,699
	BlackRock U. S. Debt Index- T	Common/Collective Trust	3,947,104
	BlackRock Extended Equity Market Fund- K	Common/Collective Trust	3,245,933
	Thornburg International Equity Fund	Common/Collective Trust	1,384,720
	BlackRock ACWI ex-U. S.- C	Common/Collective Trust	873,288
	Various Non-Employer Common Stock	Self Directed Account	3,295,036
	Various Mutual Funds	Self Directed Account	886,534
*	Other	Self Directed Account	2,134,660
	Cash and Cash Equivalents		133,378
	INVESCO Stable Value Fund:
*	J.P. Morgan Chase Short Term Interest Fund	Short-Term Interest Fund	7,243,725
	Aviva 1-5 Year Government Fund Wrapper Contract	Wrapper Contract	—
	Aviva 1-5 Year Government Fund	Common/Collective Trust	46,226,158
	INVESCO Intermediate Government Fund Wrapper Contract	Wrapper Contract	—
	INVESCO Intermediate Government Fund	Common/Collective Trust	33,788,218
	WAM AAA or Better Intermediate Fund Wrapper Contract	Wrapper Contract	30,619
	WAM AAA or Better Intermediate Fund	Common/Collective Trust	34,606,495
*	INVESCO Short-Term Bond Fund Wrapper Contract	Wrapper Contract	187,558
	INVESCO Short-Term Bond Fund and PIMCO AAA or Better Intermediate Fund Multiple Asset Wrapper Contract	Wrapper Contract	42,987
	INVESCO Short-Term Bond Fund	Common/Collective Trust	70,908,617
	PIMCO AAA or Better Intermediate Fund	Common/Collective Trust	8,841,137

	Total Investments at Fair Value		$732,821,520
*	Notes receivable from participants	Various maturities, interest rates from 3.25% to 9.7%	16,406,397

	Total Investments Held at End of Year		$749,227,917

*	Denotes a party in interest. J.P. Morgan, the Plan’s recordkeeper and custodian, is the counterparty to the INVESCO Short-Term Bond Fund Wrapper Contract.

(D) Cost information not presented as all investments are participant-directed.